SUBSCRIPTION AGREEMENT

**THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK.** THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

**THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS.** ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC.  THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY WEFUNDER PORTAL LLC (THE "INTERMEDIARY").  ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d).** THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

**PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS  AS INVESTMENT, LEGAL OR TAX ADVICE.** IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED.  EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

**THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY.** THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

**THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING.** NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

**THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE.** EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO:     Barrel Harbor Brewing Company, LLC
        2575 Pioneer Avenue, Suite 104
        Vista, California 92081


Ladies and Gentlemen:

1.  Subscription.

(a)     The undersigned ("Subscriber") hereby subscribes for and agrees to purchase interests (the "Securities"), of Barrel Harbor Brewing Company, LLC, a company organized under the California Revised Uniform Limited Liability Company Act (the "Company"), each interest representing 0.01% of the ownership of the Company, at a purchase price of $100 per interest (the "Per Security Price"), upon the terms and conditions set forth herein.  The rights of the Securities are as set forth in the Company's Amended and Restated LLC Operating Agreement dated June 1, 2016 (the "Operating Agreement") and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document. The minimum investment amount is $100.

(b)     By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC, the Operating Agreement and any other information required by the Subscriber to make an investment decision.  It is a condition of the Company's acceptance of this subscription that Subscriber becomes a party to the Operating Agreement.

(c)     This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion.  In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for.  The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected.  If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)     The aggregate number of Securities sold shall not exceed 2,500 (the "Oversubscription Offering"), which shall represent 25% of the ownership of the Company.   The Company may accept subscriptions until the date indicated on the Wefunder site (the "Termination Date"). Providing that subscriptions for $100,000 in Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)     In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

(f)     Subscriber hereby ratifies, adopts and accepts the attached Operating Agreement. If Subscriber is accepted as a Member of the Company, Subscriber shall be bound by the Operating Agreement and shall duly satisfy all of Subscriber's obligations arising thereunder.

2.    Purchase Procedure.

(a)     Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement and a duly executed counterpart signature page to the Company's Operating Agreement in the form posted together with this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement and the Company's Operating Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)     Escrow arrangements. Payment for the Securities shall be received by the Intermediary from the undersigned by transfer of immediately available funds prior to the applicable Closing, in accordance with the intermediary's payment processing instructions. Upon such Closing, the Intermediary's escrow agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by the stock transfer agent to be engaged by the Company (the "Transfer Agent") if a Transfer Agent , which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.     Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)     Organization and Standing.  The Company is a limited liability company duly formed, validly existing and in good standing under the laws of the State of California. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, the Operating Agreement and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)     Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)     Issuance of the Securities.  The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary action on the part of the Company.  The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)     Authority for Agreement.  All limited liability company action on the part of the Company necessary for the authorization of this Subscription Agreement, the performance of all obligations of the Company hereunder at a Closing and the authorization, sale, issuance and delivery of the Securities pursuant hereto has been taken or will be taken prior to the applicable Closing.

The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company.  Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)     No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)     Financial statements.  Complete copies of the Company's financial statements consisting of the statement of financial position of the Company (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. Jason M. Tyra, CPA, PLLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)     Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)     Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4.      Representations and Warranties of Subscriber.  By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a)     Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions.  All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing.  Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b)     Investment Representations.  Subscriber understands that the Securities have not been registered under the Securities Act.  Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c)     <u>Illiquidity and Continued Economic Risk</u>.  Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities.  Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities.  Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d)     <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i)   To the Company;

(ii)  To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv)  To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)     <u>Investment Limits</u>.  Subscriber represents that either:

(i)   Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than(A)  5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii)  Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f)     <u>Securityholder information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a securityholder (or potential securityholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject.

**Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)     Company Information.  Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials.  Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities.  Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment.  Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)     Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)     Domicile.  Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)     Foreign Investors.  If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities.  Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.     Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of

Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6.      Indemnity.  The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement.  The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7.      Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of California.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF CALIFORNIA AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS.  EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT.  EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY.  EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS.  THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT

AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8.      Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as provided to Wefunder, Inc.

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9.      Miscellaneous.

(a)      All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)      This Subscription Agreement is not transferable or assignable by Subscriber.

(c)      The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)      None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)      In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)      The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)      This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)      The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)      The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j)      This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k)      If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l)      No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGES FOLLOW*]

IN WITNESS WHEREOF, the parties have executed this agreement as of [EFFECTIVE DATE] _____.

Number of Shares: [SHARES] _____

Aggregate Purchase Price: $[AMOUNT] _____

**COMPANY:**

**Barrel Harbor Brewing Company, LLC**
_____

*Founder Signature*
_____

Name: [FOUNDER NAME] _____

Title: [FOUNDER TITLE] _____

**Read and Approved (For IRA Use Only):**

**SUBSCRIBER:**

[ENTITY NAME]
_____

*Investor Signature*

By: _____

By: _____

Name: [INVESTOR NAME] _____

Title: [INVESTOR TITLE] _____

State of Residency: [RESIDENCY STATE] _____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[   ] Not Accredited

**AMENDED AND RESTATED LLC OPERATING AGREEMENT**

**of Barrel Harbor Brewing Company, L.L.C.**

**A California Limited Liability Company**
**(Member-Managed)**

This Amended and Restated Operating Agreement of Barrel Harbor Brewing Company, LLC, is hereby adopted and entered into as of _____ 8 February _____, 2018, for good and valuable consideration, by the Company (as defined below) and the Members (as defined below). The parties hereto desire to amend and restate the limited liability company operating agreement for the Company to fully comply with the California Revised Uniform Limited Liability Company Act (RULLCA"), and more particularly provide for their respective rights, powers, duties and obligations, and the management, operations and activities of the Company.

This Amended and Restated Operating Agreement amends and restates in its entirety that certain Operating Agreement dated December 21, 2012 by and among the Company and the Members.

## SECTION 1.   DEFINITIONS

1.1.    *Formation*. Effective 21 December, 2012, the Members form a limited liability company under the name Barrel Harbor Brewing Company, L.L.C. (the "Company") on the terms and conditions in this Operating Agreement (the "Agreement") and pursuant to the Limited Liability Company Act of the State of California (the "Act"). The Members agree to file with the appropriate agency within the State of California charged with processing and maintaining such records all documentation required for the formation of the Company. The rights and obligations of the parties are as provided in the Act except as otherwise expressly provided in this Agreement.

1.2.    *Name*. The business of the Company will be conducted under the name Barrel Harbor Brewing Company, L.L.C., or such other name upon which the Members may unanimously agree.

1.3.    *Purpose*. The purpose of the Company is to engage in any lawful act or activity for which a Limited Liability Company may be formed within the State of California.

1.4.    *Office*. The Company will maintain its principal business office within the State of California at the following address: 2575 Pioneer Avenue, Suite 104, Vista, California 92081.

1.5.    *Registered Agent*. Timothy St. Martin is the Company's initial registered agent in the State of California, and the registered office is 2575 Pioneer Avenue, Suite 104, Vista, California 92081.

1.6.    *Term*. The term of the Company commences on 21 December, 2012 and shall continue perpetually unless sooner terminated as provided in this Agreement.

1.7.    *Names and Addresses of Members*. The Members' names and addresses are attached as Schedule 1 to this Agreement.

1.8.    *Admission of Additional Members*. Except as otherwise expressly provided in this Agreement, no additional members may be admitted to the Company through issuance by the company of a new interest in the Company without the prior unanimous written consent of the Members.

BHBC_AMD_OPERATING_AGMT_0218_V1

## SECTION 2. CAPITAL CONTRIBUTIONS

2.1.    *Initial Contributions*. The Members initially shall contribute to the Company capital as described in Schedule 2 attached to this Agreement.

2.2.    *Additional Contributions*. No Member shall be obligated to make any additional contribution to the Company's capital without the prior unanimous written consent of the Members.

2.3.    *No Interest on Capital Contributions*. Members are not entitled to interest or other compensation for or on account of their capital contributions to the Company except to the extent, if any, expressly provided in this Agreement.

## SECTION 3. ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

3.1.    *Profits/Losses*. For financial accounting and tax purposes, the Company's net profits or net losses shall be determined on an annual basis and shall be allocated to the Members in proportion to each Member's percentage of interest basis in the Company as set forth in Schedule 2 as amended from time to time in accordance with U.S. Department of the Treasury Regulation 1.704-1.

3.2.    *Distributions*. The Members shall determine and distribute available funds annually or at more frequent intervals as they see fit. Available funds, as referred to herein, shall mean the net cash of the Company available after appropriate provision for expenses and liabilities, as determined by the Managers. Distributions in liquidation of the Company or in liquidation of a Member's Transferable Interest shall be made in accordance with the positive capital account balances pursuant to U.S. Department of the Treasury Regulation 1.704.1 (b)(2)(ii)(b)(2). To the extent a Member shall have a negative capital account balance, there shall be a qualified income offset, as set forth in U.S. Department of the Treasury Regulation 1.704.1 (b)(2)(ii)(d).

3.3.    *No Right to Demand Return of Capital*. No Member has any right to any return of capital or other distribution except as expressly provided in this Agreement. No Member has any drawing account in the Company.

## SECTION 4. INDEMNIFICATION

The Company shall indemnify any person who was or is a party defendant or is threatened to be made a party defendant, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Member of the Company, Manager, employee or agent of the Company, or is or was serving at the request of the Company, against expenses (including attorney's fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the Members determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, arid with respect to any criminal action proceeding, has no reasonable cause to believe his/her conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of "nolo contendere" or its equivalent, shall not in itself create a presumption that the person did or did not act in good

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faith and in a manner which he reasonably believed to be in the best interest of the Company, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his/her conduct was lawful.

## SECTION 5. POWERS AND DUTIES OF MEMBERS

5.1. *Management of Company.*

5.1.1. The Members, within the authority granted by the Act and the terms of this Agreement shall have the complete power and authority to manage and operate the Company and make all decisions affecting its business and affairs.

5.1.2. Except as otherwise provided in this Agreement, all decisions and documents relating to the management and operation of the Company shall be made and executed by a Majority of the Members.

5.1.3. Third parties dealing with the Company shall be entitled to rely conclusively upon the power and authority of a Majority in Interest of the Members to manage and operate the business and affairs of the Company.

5.2. *Decisions by Members.* Whenever in this Agreement reference is made to the decision, consent, approval, judgment, or action of the Members, unless otherwise expressly provided in this Agreement, such decision, consent, approval, judgment, or action shall mean a Majority of the Members.

5.3. *Disputes Of Members.* Disputes among Members will be decided by a Majority of the Members.

5.4. *Duties of Members.* Member duties are to be contributed to the Company as part of the consideration for the Member's Interest in the Company.

5.5. *Time Commitments of Members.* Each Member shall devote whatever time he or she reasonably believes is necessary to conduct the affairs of the Company and to attend to all matters concomitant to the business of the Company

5.6. *Dissociation by a Member.* A Member has no power to voluntarily dissociate from the Company, except as otherwise provided in Section 10.

## SECTION 6. MEETINGS OF MEMBERS

6.1. *Annual Meetings of Members.* Annual meetings of Members may be held at such time and at such place as the Members designate. Special meetings of Members may be called at the request of any Member.

6.2. *Notice of Meetings.* The Company will deliver notice stating the date, time, place, and purposes of any meeting to each Member entitled to vote at the meeting. Notice will be given not less than seven or more than thirty days before the date of that meeting.

6.3. *Quorum.* A Majority in Interest of the Members, represented in person or by proxy, will constitute a quorum for the transaction of business at a meeting of Members.

6.4. *Unanimous Written Consent.* Any action required or permitted to be taken at a meeting of the Members may be taken without a meeting, if consents in writing, setting forth the action taken, are signed by all Members entitled to vote at the meeting.

6.5. *Voting by Proxy.* A Member may appoint a proxy to vote or otherwise act for the Member by signing an appointment instrument either personally or by the Member's attorney-in-fact.

6.6. *Meeting Participation.* A Member may participate in a meeting by means of telephone conference or similar equipment.

## SECTION 7. SALARIES, REIMBURSEMENT, AND PAYMENT OF EXPENSES

7.1. *Organization Expenses.* All expenses incurred in connection with organization of the Company will be paid by the Company.

7.2. *Salary.* No salary will be paid to a Member for the performance of his or her duties under this Agreement unless the salary has been approved in writing by a Majority of the Members.

7.3. *Legal and Accounting Services.* The Company may obtain legal and accounting services to the extent reasonably necessary for the conduct of the Company's business.

## SECTION 8.    BOOKS OF ACCOUNT, ACCOUNTING REPORTS, TAX RETURNS, FISCAL YEAR, BANKING

8.1. *Method of Accounting.* The Company will use the method of accounting previously determined by the Members for financial reporting and tax purposes.

8.2. *Fiscal Year; Taxable Year.* The fiscal year and the taxable year of the Company is the calendar year.

8.3. *Capital Accounts.* The Company will maintain a Capital Account for each Member on a cumulative basis in accordance with federal income tax accounting principles.

8.4. *Banking.* All funds of the Company will be deposited in a separate bank account or in an account or accounts of a savings and loan association in the name of the Company as determined by a Majority of the Members. Company funds will be invested or deposited with an institution, the accounts or deposits of which are insured or guaranteed by an agency of the United States government.

## SECTION 9.    TRANSFER OF MEMBERSHIP INTEREST

9.1. *Sale or Encumbrance Prohibited.* Except as otherwise permitted in this Agreement, no Member may voluntarily transfer, sell, convey, encumber, pledge, withdraw, assign, or otherwise dispose of (collectively, "Transfer") a Transferable Interest in the Company without the prior written consent of a majority of the other non-transferring Members determined on a per capita basis.

9.2. *Right of First Refusal.* Notwithstanding Section 9.1, a Member may transfer all or any part of the Member's Transferable Interest in the Company as follows:

9.2.1.    The Member desiring to transfer his or her Transferable Interest first must provide written notice (the "Notice") to the other Members, specifying the price and terms on which the Member is prepared to sell the Transferable Interest (the "Offer").

9.2.2.    For a period of 30 days after receipt of the Notice, the Members may acquire all, but not less than all, of the Transferable Interest at the price and under the terms specified in the Offer. If the other Members desiring to acquire the Transferable Interest cannot agree among themselves on the allocation of the Transferable Interest among them, the allocation will be proportional to the Ownership Interests of those Members desiring to acquire the Transferable Interest.

9.2.3.    Closing of the sale of the Transferable Interest will occur as stated in the Offer; provided, however, that the closing will not be less than 45 days after expiration of the 30-day notice period.

9.2.4.    If the other Members fail or refuse to notify the transferring Member of their desire to acquire all of the Transferable Interest proposed to be transferred within the 30-day period following receipt of the Notice, then the Members will be deemed to have waived their right to acquire the Transferable Interest on the terms described in the Offer, and the transferring Member may sell and convey the Transferable Interest consistent with the Offer to any other person or entity; provided, however, that notwithstanding anything in Section 9.2 to the contrary, should the sale to a third person be at a price or on terms that are more favorable to the purchaser than stated in the Offer, then the transferring Member must reoffer the sale of the Transferable Interest to the remaining Members at that other price or other terms; provided, further, that if the sale to a third person is not closed within six months after the expiration of the 30-day period describe above, then the provisions of Section 9.2 will again apply to the Transferable Interest proposed to be sold or conveyed.

9.2.5.    Notwithstanding the foregoing provisions of Section 9.2, should the sole remaining Member be entitled to and elect to acquire all the Transferable Interests of the other Members of the Company in accordance with the provisions of Section 8.2, the acquiring Member may assign the right to acquire the Transferable Interests to a spouse, lineal descendent, or an affiliated entity if the assignment is reasonably believed to be necessary to continue the existence of the Company as a limited liability company.

9.3.    *Substituted Parties.* Any transfer in which the Assignee/transferee becomes a fully substituted Member, including the right to vote or participate in management, and any right to information concerning the business and affairs of the Company, is not permitted unless and until:

(1) The transferor and Assignee/transferee execute and deliver to the Company the documents and instruments of conveyance necessary or appropriate in the opinion of counsel to the Company to affect the transfer and to confirm the agreement of the permitted Assignee/transferee to be bound by the provisions of this Agreement; and

(2) The transferor furnishes to the Company an opinion of counsel, satisfactory to the Company, that the transfer will not cause the Company to terminate for federal income tax purposes or that any termination is not adverse to the Company or the other Members.

(3) Written approval by a Majority of the Members.

## SECTION 10. DISSOCIATION OF MEMBER

10.1. *Voluntary Dissociation*. Notwithstanding Section 9, no Member shall voluntarily cause an Event of Dissociation as to that Member except upon the express written consent of a Majority of the non-dissociating Members. Upon any such event of dissociation, the Member shall be an Assignee/transferee as to the Member's Transferable Interest, and shall not be entitled to have the Member's Transferable Interest redeemed unless in writing and signed by a Majority of the non-dissociating Members.

10.2. *Death, Incompetency, or Bankruptcy of Member*. On the death, adjudicated incompetence, or bankruptcy of a Member, unless the Company exercises its rights under Section 10.3, the successor in interest to the Member (whether an estate, bankruptcy trustee, or otherwise) will receive only the economic right to receive distributions whenever made by the Company and the Member's allocable share of taxable income, gain, loss, deduction, and credit (the "Economic Rights") unless and until a majority of the other Members determined on a per capita basis admit the transferee as a fully substituted Member is in accordance with the provisions of Section 9.3.

10.2.1. Any transfer of the Transferable Interest/Economic Rights pursuant to Section 10.2 will not include any right to participate in management of the Company, including any right to vote, consent to, and will not include any right to information on the Company or its operations or financial condition. Following any transfer of only the Transferable Interest and Economic Rights of a Member's Interest in the Company, the transferring Member's power and right to vote or consent to any matter submitted to the Members will be eliminated, and the Ownership Interests of the remaining Members, for purposes only of such votes, consents, and participation in management, will be proportionately increased until such time, if any, as the transferee of the Transferable Interest/Economic Rights becomes a fully substituted Member.

10.3. *Death Buy Out*. Notwithstanding the foregoing provision of Section 9, the Members covenant and agree that on the death of any Member, the Company, at its option, by providing written notice to the estate of the deceased Member within 180 days of the death of the Member, may purchase, acquire, and redeem the Interest of the deceased Member in the Company.

10.3.1. The value of each Member's Transferable Interest in the Company will be determined on the date this Agreement is signed, and the value will be endorsed on Schedule 2 attached and made a part of this Agreement. The value of each Member's Transferable Interest will be redetermined unanimously by the Members annually, unless the Members unanimously decide to redetermine those values more frequently. The Members will use their best efforts to endorse those values on Schedule 2. The purchase price for a decedent Member's Transferable Interest conclusively is the value last determined before the death of such Member; provided, however, that if the latest valuation is more than two years before the death of the deceased Member, the provisions of Section 10.3.2 will apply in determining the value of the Member's Transferable Interest in the Company.

10.3.2. If the Members have failed to value the deceased Member's Transferable Interest within the prior two-year period, the value of each Member's Transferable Interest in the Company on the date of death, in the first instance, will be determined by mutual agreement of the surviving Members and the personal representative of the estate of the deceased Member. If the parties cannot reach an agreement on the value within 30 days after the appointment of the personal representative of the deceased Member, then the surviving Members and the personal representative each must select a qualified appraiser within the next succeeding 30 days. The appraisers so selected must attempt to determine the value of the Transferable Interest owned by the decedent at the time of death based solely on their appraisal of the total value of the Company's assets and the amount the decedent would have received had the assets of the Company been sold at that time for an amount equal to their fair market value and the proceeds (after payment of all Company obligations) were distributed in the manner contemplated in Section 8. The appraisal may not consider and discount for the sale of a minority interest in the Company. In the event the appraisers cannot agree on the value within 30 days after being selected, the two appraisers must, within 30 days, select a third appraiser. The value of the Transferable Interest of the decedent in the Company and the purchase price of it will be the average of the two appraisals nearest in amount to one another. That amount will be final and binding on all parties and their respective successors, assigns, and representatives. The costs and expenses of the third appraiser and any costs and expenses of the appraiser retained but not paid for by the estate of the deceased

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Member will be offset against the purchase price paid for the deceased Member's Transferable Interest in the Company.

10.3.3. Closing of the sale of the deceased Member's Transferable Interest in the Company will be held at the office of the Company on a date designated by the Company, not be later than 90 days after agreement with the personal representative of the deceased Member's estate on the fair market value of the deceased Member's Transferable Interest in the Company; provided, however, that if the purchase price are determined by appraisals as set forth in Section 10.3.2, the closing will be 30 days after the final appraisal and purchase price are determined. If no personal representative has been appointed within 60 days after the deceased Member's death, the surviving Members have the right to apply for and have a personal representative appointed.

10.3.4. At closing, the Company will pay the purchase price for the deceased Member's Transferable Interest in the Company. If the purchase price is less than $1,000.00, the purchase price will be paid in cash; if the purchase price is $1,000.00 or more, the purchase price will be paid as follows:

(1) $1,000.00 in cash, bank cashier's check, or certified funds;

(2) The balance of the purchase price by the Company executing and delivering its promissory note for the balance, with interest at the prime interest rate stated by primary banking institution utilized by the Company, its successors and assigns, at the time of the deceased Member's death. Interest will be payable monthly, with the principal sum being due and payable in three equal annual installments. The promissory note will be unsecured and will contain provisions that the principal sum may be paid in whole or in part at any time, without penalty.

10.3.5. At the closing, the deceased Member's estate or personal representative must assign to the Company all of the deceased Member's Transferable Interest in the Company free and clear of all liens, claims, and encumbrances, and, at the request of the Company, the estate or personal representative must execute all other instruments as may reasonably be necessary to vest in the Company all of the deceased Member's right, title, and interest in the Company and its assets. If either the Company or the deceased Member's estate or personal representative fails or refuses to execute any instrument required by this Agreement, the other party is hereby granted the irrevocable power of attorney which, it is agreed, is coupled with an interest, to execute and deliver on behalf of the failing or refusing party all instruments required to be executed and delivered by the failing or refusing party.

10.3.6. On completion of the purchase of the deceased Member's Transferable Interest in the Company, the Ownership Interests of the remaining Members will increase proportionately to their then-existing Ownership Interests.

10.4. *Expulsion of Member.* A Member may be expelled for cause only on written approval by a Majority of the Members. Cause includes a) Willful or persistent material breach of the operating agreement; b) failure to execute and complete duties in a professional and timely manner; c) tortious, harmful or wrongful conduct that adversely or materially affects the business of the Company; d) breach of duties. A Member's expulsion from the Company will be effective upon the Member's receipt of written notice of the expulsion.

10.4.1. Any expulsion decision is absolutely final and is not subject to review by any court.

10.4.2. Dissociation from the Company occurs upon a Member's expulsion, and the Member's right to participate in the Company's governance, receive information concerning the Company's affairs and inspect the Company's books will terminate.

10.4.3. Upon dissociation, within a reasonable time the Company shall buy out the disassociated member's Transferable Interest pursuant to the valuation as endorsed on Schedule 2 of this agreement.

### SECTION 11.  DISSOLUTION AND WINDING UP OF THE COMPANY

11.1.  *Dissolution*. The Company will be dissolved on the happening of any of the following events:

11.1.1.  Sale, transfer, or other disposition of all or substantially all of the property of the Company;

11.1.2.  The agreement of all of the Members;

11.1.3.  By operation of law; or

11.1.4.  The death, incompetence, expulsion, or bankruptcy of a Member, or the occurrence of any event that terminates the continued membership of a Member in the Company, unless there are then remaining at least the minimum number of Members required by law and all of the remaining Members, within 120 days after the date of the event, elect to continue the business of the Company.

11.2.  *Winding Up*. On the dissolution of the Company (if the Company is not continued), the Members must take full account of the Company's assets and liabilities, and the assets will be liquidated as promptly as is consistent with obtaining their fair value, and the proceeds, to the extent sufficient to pay the Company's obligations with respect to the liquidation, will be applied and distributed, after any gain or loss realized in connection with the liquidation has been allocated in accordance with Section 3 of this Agreement, and the Members' Capital Accounts have been adjusted to reflect the allocation and all other transactions through the date of the distribution, in the following order:

11.2.1.  To payment and discharge of the expenses of liquidation and of all the Company's debts and liabilities to persons or organizations other than Members;

11.2.2.  To the payment and discharge of any Company debts and liabilities owed to Members; and

11.2.3.  To Members in the amount of their respective adjusted Capital Account balances on the date of distribution; provided, however, that any then-outstanding Default Advances (with interest and costs of collection) first must be repaid from distributions otherwise allocable to the Defaulting Member pursuant to Section 9.2.3.

### SECTION 12.  GENERAL PROVISIONS

12.1.  *Amendments*. Amendments to this Agreement may be proposed by any Member. A proposed amendment will be adopted and become effective as an amendment only on the written approval of a Majority of the Members.

12.2.  *Governing Law*. This Agreement and the rights and obligations of the parties under it are governed by and interpreted in accordance with the laws of the State of California (without regard to principles of conflicts of law).

12.3.  *Entire Agreement*; Modification. This Agreement constitutes the entire understanding and agreement between the Members with respect to the subject matter of this Agreement. No agreements, understandings, restrictions, representations, or warranties exist between or among the members other than those in this Agreement or referred to or provided for in this Agreement. No modification or amendment of any provision of this Agreement will be binding on any Member unless in writing and signed by a Majority of the Members.

12.4.  *Attorney Fees*. In the event of any suit or action to enforce or interpret any provision of this Agreement (or that is based on this Agreement), the prevailing party is entitled to recover, in addition to other costs, reasonable attorney fees in connection with the suit, action, or arbitration, and in any appeals. The determination of who is the prevailing party and the amount of reasonable attorney fees to be paid to the prevailing party will be decided by the court or courts, including any appellate courts, in which the matter is tried, heard, or decided.

12.5.  *Further Effect*. The parties agree to execute other documents reasonably necessary to further effect and evidence the terms of this Agreement, as long as the terms and provisions of the other documents are fully consistent with the terms of this Agreement.

12.6.  *Severability*. If any term or provision of this Agreement is held to be void or unenforceable, that term or provision will be severed from this Agreement, the balance of the Agreement will survive, and the balance

of this Agreement will be reasonably construed to carry out the intent of the parties as evidenced by the terms of this Agreement.

12.7. *Captions*. The captions used in this Agreement are for the convenience of the parties only and will not be interpreted to enlarge, contract, or alter the terms and provisions of this Agreement.

12.8. *Notices*. All notices required to be given by this Agreement will be in writing and will be effective when actually delivered or, if mailed, when deposited as certified mail, postage prepaid, directed to the addresses first shown above for each Member or to such other address as a Member may specify by notice given in conformance with these provisions to the other Members.

IN WITNESS WHEREOF, the parties to this Agreement execute this Amended and Restated Operating Agreement as of the date and year first above written.

MEMBERS:

| Name | Signature |
|---|---|
| Timothy Robert St. Martin | [signature] |
| Denny Liegghio | [signature] |
| Ronald Frederick Kent | [signature] |
| N/A | N/A |

**Listing of Members – Schedule 1**

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR BARREL HARBOR BREWING COMPANY, L.L.C.
LISTING OF MEMBERS

As of the 8th day of February, 2018 the following is a list of Members of the Company:

| NAME: | ADDRESS: |
|---|---|
| Timothy Robert St.Martin | 359 Estrelita Drive<br>Vista, CA 92084 |
| Denny Liegghio | 1322 Morning Glory Place<br>Vista, CA 92084 |
| Ronald Frederick Kent | 13065 Avenida Del General<br>San Diego, CA 92129 |
| N/A | |

Authorized by Member(s) to provide Member Listing as of this 8th day of February, 2018.

| | |
|---|---|
| Timothy Robert St.Martin<br>Printed/Typed Name | [signature]<br>Signature |
| Denny Liegghio<br>Printed/Typed Name | [signature]<br>Signature |
| Ronald Frederick Kent<br>Printed/Typed Name | [signature]<br>Signature |
| N/A<br>Printed/Typed Name | N/A<br>Signature |

Page 10 of 11

BHBC_AMD_OPERATING_AGMT_0218_V1

**Listing of Capital Contributions – Schedule 2**

LIMITED LIABILITY COMPANY OPERATING AGREEMENT
FOR BARREL HARBOR BREWING COMPANY, L.L.C.
CAPITAL CONTRIBUTIONS

Pursuant to ARTICLE 2, the Members' initial contribution to the Company capital is stated to be $ 368,500. The description and each individual portion of this initial contribution is as follows:

| NAME: | CONTRIBUTION: | % OWNERSHIP: |
|---|---|---|
| Timothy Robert St.Martin | $ 246,000 | 61 % |
| Denny Liegghio | $ 82,500 | 9 % |
| Ronald Frederick Kent | $ 40,000 | 5 % |
| See Attachment to Schedule 2 | $ See Attachment | 25 % |
| N/A | $ N/A | N/A % |

SIGNED AND AGREED this 8th day of February, 2018

Timothy Robert St.Martin
Printed/Typed Name

Signature

Denny Liegghio
Printed/Typed Name

Signature

Ronald Frederick Kent
Printed/Typed Name

Signature

N/A
Printed/Typed Name

N/A
Signature

Page 11 of 11

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